EXHIBIT 23.1


CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No's. 333-61476 and 333-97209 of Greatbatch, Inc., (the "Company") on Form S-8 and the Post-Effective Amendment No. 1 on Registration Statement No. 333-107667 of the Company on Form S-3 of our report relating to the consolidated financial statements and consolidated financial statement schedule of Greatbatch, Inc., dated March 14, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 2), and of our report dated March 14, 2006 relating to management's report on the effectiveness of internal control over financial reporting appearing in this Annual Report on Form 10-K of Greatbatch, Inc., for the year ended December 30, 2005.

/s/ Deloitte & Touche LLP

Buffalo, New York
March 14, 2006